EXHIBIT 6

               BIOGRAPHICAL INFORMATION ON NOMINEES FOR DIRECTOR.
               --------------------------------------------------
        (including information required by Art. 135 of Decret No. 67-236, dated March 23, 1967)



CORNELIS (COR) BOONSTRA (AGE: 67).

Cornelis (Cor) Boonstra is the former Chairman and Chief Executive Officer of Philips Electronics NV, the Dutch consumer electronics group. Mr. Boonstra served as Chairman and CEO of Philips Electronics NV from 1996 to April 2001. Before joining Philips in 1994, as President of Philips Lighting Holding BV, Mr. Boonstra was President and Chief Operating Officer of Sara Lee Corporation, where he had worked in various positions since 1974, including Chairman of Sara Lee Douwe Egberts (1982-1988) and Executive Vice President Sara Lee Corporation (1988-1993).

Mr. Boonstra currently serves on the boards of directors of Hunter Douglas NV, a Dutch manufacturer of window coverings and architectural products, and Koop Holding, a Dutch civil and hydraulic engineering and pipeline construction company with sales over $1 billion, of which Mr. Boonstra is the major shareholder. Previously, Mr. Boonstra has served on the board of directors of ING Bank, Vendex, Playtex Corporation, Polygram, Seagram and Royal Ahold.

Mr. Boonstra holds a PhD degree in economics from the University of Rochester. Mr. Boonstra is a Dutch citizen.

RANDY H. THURMAN (AGE: 56).

Randy Thurman is Chairman, President and Chief Executive Officer of VIASYS Healthcare Inc., a global research-based medical technology company focused on respiratory, neurocare and medical/surgical products. Mr. Thurman joined VIASYS as Chief Executive Officer at the start of 2001 and led the consolidation of 15 independent companies and the subsequent successful public offering of VIASYS on the New York Stock Exchange in 2001.

Prior to joining VIASYS Healthcare, Inc., Mr. Thurman was Chief Executive Officer of Strategic reserves LLC and participated in several entrepreneurial ventures including the start-up of two medical device companies, two genomics companies, and, as Chairman of the Board of Enzon Inc. from 1994 to 2001, guided their growth from a $70 million market capitalization to over $2.5 billion. Prior to that, from 1993 to 1996, Mr. Thurman was Chairman and Chief Executive Officer of Corning Life Sciences Inc. From 1984 until 1993, Mr. Thurman held various positions, most recently President, at Rhone-Poulenc Rorer
Pharmaceuticals and its predecessor companies. Mr. Thurman led Rorer Pharmaceuticals Inc.'s successful acquisition of Revlon Healthcare and its subsequent merger with Rhone-Poulenc.

Mr. Thurman is a director of Closure Medical Corporation and is the lead director of Valeant Pharmaceuticals International, Inc. Mr. Thurman led the dissident proxy contest for Valeant, which resulted in the slate of dissident directors winning by a larger margin of victory than in any previous proxy contest. Previously, Mr. Thurman has served as a director of Cooper


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Companies Inc. (NYSE: COO), a medical equipment and supplies company, and Immune
Products Limited.

Mr. Thurman holds a B.S. degree in Economics from Virginia Polytechnic Institute and an M.A. in Management from Webster University. Mr. Thurman also graduated with distinction from the United States Air Force Air Command and Staff College. During the Viet Nam war, he flew 145 missions as a fighter. Mr. Thurman is a U.S. citizen.

ELIE VANNIER (AGE: 56).

Elie Vannier has been Chief Operating Officer of Grandvision SA, the French optical retailing group, since 2001. Grandvision was acquired in 2004 by its senior management and the Dutch investment group HAL. From 1997 to 2001, Mr. Vannier was Chief Financial Officer and Senior Executive Vice President of Grandvision.

From 1991 until 1996, Mr. Vannier was a banker with Morgan Grenfell, serving as a director of Morgan Grenfell & Co. (London) and Chief Executive Officer of Morgan Grenfell France SA. Prior to that, from 1988-1991, Mr. Vannier was in charge of diversification at Strafor-Facom, a manufacturer of hand tools, office furniture and partition systems, and the chief executive officer of one of its five industrial divisions. Previously, from 1969 to 1988, Mr. Vannier held various positions as a reporter, editor and finally President for News for the French national television network.

Mr. Vannier is a member of the Supervisory Board of Promod, a leading French fashion retailer, and serves as the chairman of its compensation committee. He has previously served as a director of Puiforcat SA (now owned by Hermes), Jean-Charles de Castelbajac (a fashion designer), Peter Chadwick Limited (now part of Novell), RFM (a Radio Network), Delsey (a luggage manufacturer) and CMC Telecom (a service provider in GSM telephony). Mr. Vannier is the former chairman of the French Center for the Study of Corporate Governance, former non-executive chairman of Groupe des Publications Fiduciaires and the former chairman of Fondation Hepato-Biliaire, a medical foundation that built and runs one of the largest liver transplant facilities in the world.

Mr. Vannier holds a MAITRISE DE DROIT (LLD) and DIPLOME D'ETUDES SUPERIEURS (doctoral masters) in law and political science from UNIVERSITE PARIS I PANTHEON SORBONNE. Mr. Vannier has formerly served as a Professor at the INSTITUT D'ETUDES POLITIQUES DE PARIS (Sciences Po.) and at the ECOLE SUPERIEURE DE GUERRE ET D'ETAT MAJOR (French Army War and Staff College). Mr. Vannier is a French citizen.

                                   * * * * * *

Each of Mssrs. Boonstra, Thurman and Vannier has consented to being proposed as candidate and to serving as a director, if elected. None of Mssrs. Boonstra, Thurman or Vannier holds any office or employment with Flamel Technologies SA. None of Mssrs. Boonstra, Thurman or Vannier holds any ordinary shares or ADSs of Flamel Technologies SA, but each of them will comply with the share ownership requirements if elected. Each of Mssrs. Boonstra, Thurman and Vannier is otherwise qualified to serve as a director of Flamel, if elected.


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